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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                      Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

DIAVIK DIAMONDS UPDATE

First diamonds to be delivered by end of January

January 20, 2003 — Toronto, Canada — Aber Diamond Corporation (TSE-ABZ, NASDAQ-ABER) is pleased to report that construction of the Diavik Diamonds Project is virtually complete, within Project schedule and budget.

Overburden removal from the Diavik A154 open pit mine proceeded satisfactorily during the fourth quarter. Commissioning trials of the Processing and Recovery Plants recommenced during the last week of November and continued during the month of December on an intermittent basis on low-grade mineralization taken from the contact zones at the top of the A154 South orebody. Operating rates continued to ramp up in line with planned levels during December as increasing quantities of feed become available to the Processing Plant.

As diamonds have been recovered at the Diavik Project operations, they were forwarded to the Diavik Production Splitting Facility in Yellowknife for cleaning and preparation for valuation for royalty purposes. A limited quantity of the diamonds recovered during December underwent valuation for Government of Canada royalty purposes and are expected to be forwarded to the Joint Venture Participants, Diavik Diamond Mines Inc. and Aber by the end of January.

Cumulative project expenditures to December 31 were $1.22 billion. Forecast Project costs continue to be within budget with an expected cost of $1.25 billion at completion.

The Diavik Diamonds Project is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Ontario.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed in the Company's Annual Information Form filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

For further information, please contact:
Robert A. Gannicott, President & Chief Executive Officer — (416) 362-2237 (ext. 225); or S. Caroline Glasbey, Director, Investor Relations — (416) 362-2237 (ext. 235)

Aber Diamond Corporation
P.O. Box 4569, Station A, Toronto, ON M5W 4T9
www.aber.ca Tel: (416) 362-2237 Fax: (416) 362-2230

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 20th day of January, 2003.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN
Name: Lyle R. Hepburn Title: Secretary

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SIGNATURES